GALIANO GOLD ANNOUNCES ANNUAL GENERAL AND SPECIAL
MEETING VOTING RESULTS

Vancouver, British Columbia, June 1, 2023, Galiano Gold Inc. ("Galiano" or the "Company") (TSX: GAU; NYSE American: GAU) announced today that all resolutions put to shareholders at the Company's Annual General and Special Meeting (the "Meeting") held on June 1, 2023, were duly passed. The results for each of the matters voted upon at the Meeting are set out below:

Set the Number of Directors at Six

The resolution to fix the number of directors at six was approved.

Votes for	% Votes for	Votes Against	% Votes Against
155,397,193	99.49	788,896	0.51

Election of Directors

The six nominees listed in the Company's Management Information Circular dated April 21, 2023, were elected as directors of the Company.

Director Name	Votes for	% Votes for	Votes Withheld	% Votes Withheld
Matt Badylak	141,224,153	99.58	601,363	0.42
Paul N. Wright	141,121,247	99.50	704,270	0.50
Judith Mosely	141,239,944	99.59	585,572	0.41
Michael Price	141,242,060	99.59	583,457	0.41
Dawn Moss	141,182,059	99.55	643,458	0.45
Greg Martin	141,230,572	99.58	594,944	0.42

Approve Amendment of Share Option Plan

The resolution to approve the amendment of the Company's Share Option Plan was approved.

Votes for	% Votes for	Votes Against	% Votes Against
140,793,308	99.27	1,032,207	0.73

Approve Unallocated Entitlements under Share Option Plan

The resolution to approve the unallocated entitlements under the Share Option Plan was approved.

Votes for	% Votes for	Votes Against	% Votes Against
140,751,312	99.24	1,074,203	0.76

Approve Amendment of Share Unit Plan

The resolution to approve the amendment of the Share Unit Plan was approved.

Votes for	% Votes for	Votes Against	% Votes Against
140,889,439	99.34	936,077	0.66

Approve Unallocated Entitlements under the Share Unit Plan

The resolution to approve the unallocated entitlements under the Share Unit Plan was approved.

Votes for	% Votes for	Votes Against	% Votes Against
140,849,123	99.31	976,393	0.69

Appointment of Auditors - EY LLP

EY LLP was appointed as the new auditor of the Company for the ensuing year, and the directors were authorized to fix the remuneration paid to EY LLP.

Votes for	% Votes for	Votes Withheld	% Votes Withheld
155,406,762	99.50	779,377	0.50

Advisory Vote on Executive Compensation

The non-binding advisory resolution accepting the Company's approach to executive compensation was approved.

Votes for	% Votes for	Votes Against	% Votes Against
140,867,401	99.32	958,115	0.68

A report on all matters voted on at the Meeting has been filed on SEDAR.

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company operates and manages the Asanko Gold Mine, located in Ghana, West Africa, jointly owned with Gold Fields Ltd. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Krista Muhr

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-239-0446

Email: info@galianogold.com